Exhibit 99.28 (m)(vii)

Execution Version

APPENDIX A

This APPENDIX A, amended as of January 15, 2025, is Appendix A to the Shareholder Servicing Plan of Old Westbury Funds, Inc.

SHAREHOLDER SERVICING FEES

Portfolios	Annual Shareholder Servicing Fee*
All Cap Core Fund	0.2%
Large Cap Strategies Fund	0.2%
Small & Mid Cap Strategies Fund	0.2%
Total Equity Fund	0.2%
Credit Income Fund	0.2%
Fixed Income Fund	0.2%
Short-Term Bond Fund	0.2%
Municipal Bond Fund	0.2%
California Municipal Bond Fund	0.2%
New York Municipal Bond Fund	0.2%

* Annual fees payable to BTNA are expressed as a percentage of the average daily net asset value of the shares of the particular Portfolio beneficially owned by or attributable to clients of BTNA and any Shareholder Sub-Servicing Agents.

OLD WESTBURY FUNDS, INC.

By:	/s/ David W. Rossmiller
Name	David W. Rossmiller
Title:	President & CEO

BESSEMER TRUST COMPANY, N.A.

By:	/s/ Allison D. Heilborn
Name	Allison D. Heilborn
Title:	Managing Director & CFO